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                                                         Filer:  InnerDyne, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                                Subject Company: InnerDyne, Inc.
                                                     Commission File No. 0-19707

FOR IMMEDIATE RELEASE
(Wednesday, October 4, 2000)

CONTACTS

TYCO:
Public Relations                        Investor Relations
Judith Czelusniak                       Brad McGee
Senior Vice President                   Senior Vice President
Tyco International (US) Inc.            Tyco International (US) Inc.
561-988-7424                            603-778-9700

INNERDYNE:
William G. Mavity
President/CEO
InnerDyne, Inc.
408-745-6010


TYCO INTERNATIONAL TO ACQUIRE INNERDYNE

Tyco Acquires Breakthrough Technology for Laparoscopic Surgery

PEMBROKE, Bermuda and SUNNYVALE, Calif., October 4, 2000 -- Tyco International Ltd. (NYSE: TYC; LSE: TYI; BSX: TYC), a diversified manufacturing and service company, and InnerDyne, Inc. (Nasdaq: IDYN), a medical manufacturer and ---- distributor of patented radial dilating access devices used in minimally invasive surgical procedures, today announced that they have entered into a definitive agreement pursuant to which Tyco will acquire InnerDyne. The transaction will involve an exchange offer for InnerDyne shares in which InnerDyne stockholders will receive a fraction of a Tyco share valued at $7.50 per share for each share of InnerDyne. The transaction is valued at approximately $180 million.

InnerDyne designs, develops and manufactures minimally invasive surgical access products that incorporate the company's proprietary radial dilation technology, including the patented Step(TM) expandable needle system. Radial dilation provides surgical access through expansion of a very small opening using progressively larger blunt instruments.

"InnerDyne complements the growth strategy of our Tyco Healthcare unit and enhances value for Tyco shareholders," said L. Dennis Kozlowski, Tyco's Chairman and Chief Executive Officer. "This acquisition provides for operating efficiencies that will result in an immediate positive impact on earnings; it also gives Tyco Healthcare innovative technologies that will strengthen our product range."

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According to Mr. Kozlowski, "InnerDyne's patented Step(TM) radial dilation system expands the product portfolio of Tyco Healthcare's U.S. Surgical unit. This technology provides a platform for the development and marketing of new products for minimally invasive medical and surgical procedures. The combination of U.S. Surgical's significant sales, marketing and distribution capabilities and InnerDyne's complementary products will multiply the potential for growth in this important area of medical technology."

William G. Mavity, President and Chief Executive Officer of InnerDyne, stated, "This transaction makes excellent strategic sense and provides our shareholders with an exceptional value. Tyco's acquisition of InnerDyne will help bring the clinical benefits of radial dilation to patients and surgeons faster and more efficiently."

The transaction, which will be accounted for as a purchase, is contingent upon customary regulatory review and is expected to be tax-free for the stockholders of InnerDyne. The Boards of Directors of both companies have approved the transaction.

U.S. Bancorp Piper Jaffray Inc. acted as exclusive financial advisor to InnerDyne in this transaction.

ABOUT TYCO INTERNATIONAL

Tyco International Ltd. (NYSE: TYC; LSE: TYI; BSX: TYC) is a diversified manufacturing and service company. Tyco is the world's largest manufacturer and servicer of electrical and electronic components and undersea telecommunications systems; and the world's largest manufacturer, installer, and provider of fire protection systems and electronic security services. It has strong leadership positions in disposable medical products, plastics, and adhesives; and is the world's largest manufacturer of flow control valves. Tyco operates in more than 80 countries and has expected 2000 revenues of $28 billion.

FORWARD LOOKING INFORMATION

This release contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing future earnings, transaction efficiencies, product and market growth and other benefits of the acquisition.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for Tyco's acquisition of InnerDyne; failure of the InnerDyne stockholders to exchange their shares in the offer; the risk that the business of InnerDyne will not be integrated successfully with Tyco's business; and other economic, business, competitive and/or regulatory factors affecting Tyco's and InnerDyne's businesses generally.

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More detailed information about the factors affecting the businesses of Tyco and
InnerDyne generally is set forth in the filings of Tyco and InnerDyne with the Securities and Exchange Commission, including Tyco's Annual Report on Form 10-K, as amended, for the fiscal year ended September 30, 1999, InnerDyne's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K.
Tyco and InnerDyne disclaim any obligation to update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Investors are advised to read the registration statement on Form S-4, the Schedule TO, the preliminary and final prospectus and other documents relating to the exchange offer that will be filed by Tyco with the Securities and Exchange Commission. InnerDyne stockholders are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by InnerDyne regarding the offer. Investors may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Tyco and InnerDyne with the SEC at the SEC's web site at http://www.sec.gov. These documents may also be obtained from Tyco or from InnerDyne by directing requests to Tyco International Ltd., The Zurich Centre, Second Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda, tel: (441) 292-8674; or to InnerDyne, Inc., 1244 Reamwood Avenue, Sunnyvale, CA 94089, tel. (408) 745-6010.